SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with Resolution 44 of the Brazilian Securities and Exchange Commission (CVM), of August 23, 2021, hereby informs its shareholders and the market in general that the Executive Board of São Paulo State Public Services Regulatory Agency (ARSESP - Agência Reguladora de Serviços Públicos do Estado de São Paulo), at an extraordinary meeting held on 03/28/2022, unanimously resolved to recognize the proven economic and financial capacity of Sabesp pursuant to Federal Law 11,445/2007, amended by Federal Law 14,026/2020 and the Federal Decree 10,710/2021.

The decision of the Agency's Executive Board is based on Technical Note NT.F-0012-2022, which concluded, considering the observations contained therein, by the effective proof of Sabesp's economic capacity to achieve the goals of full coverage of public water supply and sewage service by 2033, highlighting:

(i)	Approval in the first stage of the process of proving the economic and financial capacity (economic and financial indicators), and of the second stage (feasibility studies and the funding plan) for the municipalities participating in the regionalized provision structure established by State Law 17,383/2021 (Regional Unit for Drinking Water Supply and Sewage Services URAE 1 - Southeast); and
(ii)	Caveat to the documents of 06 municipalities (Agudos, Hortolândia, Igarapava, Quintana, Laranjal Paulista and Santo André) which did not formalize approval for the amendment related to the adjustment/integration of contractual targets into the respective contracts in force.

The extract of the Minutes of the meeting published in the São Paulo State Official Gazette (Diário Oficial do Estado de São Paulo) and the Technical Note NT.F-0012-2022 can be accessed at the link below:

ARSESP’s Documents

São Paulo, March 29, 2022.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 29, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.